SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact" dated on December 28, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

December 28, 2007 (1 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – December 28, 2007) – Telecomunicações de São Paulo S.A. –TELESP (NYSE:TSP; BOVESPA: TLPP), hereby informs its shareholders and the market that the closing date to execute the right of withdrawal for Telesp’s shareholders of common and preferred shares that dissented with the purchase of Navytree Participações S.A. according to the celebration on October 29, 2006, of a Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants, between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. and, as a consequence had the right of withdrawal, until December 27, 2007, through the reimbursement of shares that were proved as holders on November 07, 2007, by the amount of R$22.74 (twenty and two reais and seventy four cents) per share, fixed according to the Company’s Equity value on September 30, 2007, only one shareholder, of one common share, executed the right of withdrawal and the mentioned payment will be on January 07, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 28, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director